THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUENT
               TO RULE 902 (g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D
                       (Amendment No. 5)


            Under the Securities Exchange Act of 1934

                   BALDWIN TECHNOLOGY COMPANY, INC.
                        (Name of Issuer)


       Class A  Common Stock Par Value $0.01 Per Share
                (Title of Class and Securities)


                           058264102
              (CUSIP Number of Class of Securities)



              James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        June 12, 1997
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13D-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/

CUSIP No. 058264102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO: Funds of Investment Company Clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     320,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     320,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     320,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _ ___
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      2.09%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 058264102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     760,400   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     760,400   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      760.400 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      4.98%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 058264102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.13%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 058264102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli & Company, Inc.            I.D. No. 13-2885006
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /_X_/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
________________________________________________________________
                                       : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      BD, CO
_________________________________________________________________





CUSIP No. 058264102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited  I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     9,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     9,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.06%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________





CUSIP No. 058264102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /   /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________



Item 1.   Security and Issuer
     The class of equity security to which this statement on Form
Schedule 13D relates is the Common Stock, par value $0.01 per share ("Securities"), of Baldwin Technology Company, Inc. (the "Issuer"), a Delaware Corporation with principal offices located at 65 Rowayton Avenue, Rowayton, Connecticut, 06853.
     This Amendment No. 5 is being filed on behalf of the under-signed to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on November 27, 1992.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Ento-leter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Commu-nity Telephone Company ("Inter-Community") (collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institution-al and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their benefi-cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GS-I"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli Interna-tional II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multime-dia Partners, L.P. ("Multimedia Partners"), Gabelli Asset Manage-ment Company International Advisory Services Ltd. ("GIASL"),Gabe-lli Foundation, Inc. ("Foundation"), Mr. Gabelli, Lynch, Spinna-ker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Tele-phone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a wholly-owned subsidiary of GFI, is an invest-ment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, a wholly-owned subsidiary of GSI, is the trustee for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments.
GSI and Mr. Gabelli are the general partners of Gabelli Associ-
ates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser regis-tered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convert-ible Securities Fund, Gabelli Capital Asset Fund, Gabelli Inter-national Growth Fund, Inc. and The Gabelli Global Interactive Couch Potato Fund (collectively, the "Funds"), which are regis-tered investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through invest-ments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multi-media communications companies. GSI is a general partner of Multimedia Partners.
       GIASL is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       The Foundation is a private foundation. Mr. Gabelli is the President, a Trustee and the Investment Manager of the Founda-tion.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured pro-ducts. Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker is a diversified manufacturing firm with major subsid-iaries in specialty adhesive-backed materials business. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ven-
tures and acquisitions. Lynch and its affiliates make invest-ments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisi-tions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securi-ties. Mr. Gabelli is Chairman of Lynch and owns beneficially 23.52% of the shares of common stock of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons other than GIASL. GFI, in turn, is the sole stockholder of GAMCO. GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. GIASL is a Bermuda corporation with its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The Foundation is a private foundation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circum-stances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
     (f) - Reference is made to Schedule I hereto.

Item 3.   Source and Amount of Funds or Other Consideration
          All Reporting Persons used an aggregate of approximate-ly $5,017,944 to purchase the Securities reported as beneficially owned in Item 5 below. GAMCO and GFI used approximately $3,353,364 and $1,536,000 respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GPP used approximately $92,400 of the investment funds of the partnership to purchase the Securities reported by it. GIL used approximate-ly $36,180 of working capital to purchase the Securities reported by it.

Item 4.   Purpose of Transaction
          Each of the Reporting Persons, with the exceptions of Lynch and its affiliates, has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
          The Reporting Persons, with the exceptions of Lynch and its affiliates, are engaged in the business of securities analy-sis and investment and pursue an investment philosophy of identi-fying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, includ-ing the Issuer, on a continuous basis through analysis of docu-mentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses
(a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and re-structuring the company's capitalization or dividend policy.
          Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. How-ever, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the l940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule l7D-l under the l940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objec-tives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although portfolio decisions are made by or under the supervision of Mr. Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
          With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and sharehold-er values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Excep-tions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
          Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as benefi-cially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
          Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.


Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 1,109,400 shares, repre-senting 7.26% of the 15,288,881 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarter ended March 31, 1997. The Reporting Persons beneficially own those Securities as follows:
                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

GFI:
  As Principal                        0            0.00%
  As Agent                      320,000            2.09%

GAMCO:
  As Principal                        0            0.00%
  As Agent                      760,400            4.98%

Gabelli & Company:

  Principal/Trading                   0            0.00%
  Agent                               0            0.00%


GPP                              20,000            0.13%

GIL                               9,000            0.06%

Mr. Gabelli                           0            0.00%


          Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr. Gabelli.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GFI has sole dispositive and voting power with respect to the 320,000 shares of the Issuer held by the the Funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and in that event, the Proxy Voting Committee of each of the Funds shall respectively vote that Fund's shares, and except that, at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
          (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.
          (d) The investment advisory clients of GFI and GAMCO, the

partners of the various partnerships managed by  Mr. Gabelli and

GSI (including GPP, Gabelli Associates, ALCE, and Multimedia

Partners to the extent of their economic interest there-in) and the shareholders of GIL and GIL II which Mr. Gabelli manages and GAL which is managed by GSI have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of,

any of the Securities beneficially owned by such Reporting Persons.

Except as noted, no such client or partner has an interest by virtue of such relationship that relates to more than 5% of the

Securities.  Neither Mr. Gabelli nor GFI nor any of such other

Reporting Persons has an economic interest in any of the Securities reported herein except those reported as being directly owned by

GFI, GAMCO, Mr. Gabelli, Gabelli & Company, GSI, GIL, GIL II,

GAL,GPP, Lynch and its affiliates, the Plan, Gabelli Associates,

ALCE and Multimedia Partners.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          The powers of disposition and voting of GFI and GAMCO with respect to Securities owned beneficially by them on behalf of their investment advisory clients, of GLI, Mr. Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, and of GIL, GIL II and GAL with respect to Securities owned beneficially by them on behalf of their shareholders, are held pursuant to written agreements with such clients and partnerships. The pertinent portions of forms of such agreements utilized by such Reporting Persons are filed as Exhibits hereto.


Item 7.   Material to be Filed as an Exhibit
          The following Exhibits B, D, E and F are incorporated herein by reference to Exhibits B, D, E and F in Schedule 13D of various Gabelli entities dated June 19, l989 relating to the Common Stock of Lincoln Telecommunications Company. The following Exhibit K is incorporated by reference to Exhibit K in Amendment No. 3 to
Schedule 13D of various Gabelli entities dated January 3, 1989 relating to the Common Stock of Wynn's International. The following Exhibit N is incorporated by reference to Exhibit N to
Schedule 13D of various Gabelli entities dated October 9, 1989 relating to the Common Stock of Graphic Technology, Inc. The following Exhibit BB is incorporated by reference to Exhibit BB in Amendment No. 6 to Schedule 13D of various Gabelli entities dated November 3, 1992 relating to the Common Stock of Hector Communica-tions. The following Exhibit CC is incorporated by reference to Exhibit CC in Amendment No. 10 to Schedule 13D of various Gabelli entities dated November 9, 1992 relating to the Common Stock of The Liberty Corporation. The following Exhibit LL is incorporated by reference to Exhibit LL in the initial Schedule 13D of various Gabelli entities dated June 27, 1995 relating to the Common Stock of Pulitzer Publishing. The following Exhibit RR is incorporated by reference to Exhibit RR in Amendement No. 16 to Schedule 13D of various Gabelli entities dated April 23, 1996 relating to the Common Stock of Aaron Rents, Inc.


          Exhibit A:     Joint Filing Agreement
          Exhibit B:     Pertinent portions of form of investment
                         advisory agreement used by GAMCO Inves-
                         tors, Inc.

          Exhibit D:     Pertinent portions of Gabelli Funds, Inc.
                         advisory agreements.

          Exhibit E:     Pertinent portions of Gabelli Asset Fund
                         and Gabelli Growth Fund voting procedu-
                         res.

          Exhibit F:     Pertinent portions of partnership agree-
                         ments to which Gabelli Associates, GLI
                         and GPP are parties.

          Exhibit K:     Pertinent portions of the Investment
                         Management Agreement of GIL.

          Exhibit N:     Pertinent portions of the Investment
                         Management Agreement of GAL.

          Exhibit BB:    Memorandum of understanding between
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commission
                         (dated November 3, 1992).

          Exhibit CC:    Joint motion for approval of memorandm
                         of understanding file with FCC by
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commis-
                         sion (dated November 9, 1992).

          Exhibit LL:    Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Joseph H. Epel.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Robert E. Dolan.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Mario J. Gabelli.

          Exhibit RR:    Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, and James E. McKee from
                         Marc J. Gabelli.




Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 16, 1997


                                   GABELLI FUNDS, INC.



                                   By:_________________________
                                      James E. McKee
                                      General Counsel


                                   GAMCO INVESTORS, INC.



                                   By:_________________________
                                      Douglas R. Jamieson
                                      Executive Vice President


                                   GABELLI PERFORMANCE
                                   PARTNERSHIP, L.P.


                                   By:_________________________
                                      Mario J. Gabelli,
                                      General Partner
                                      by: James E. McKee
                                          Attorney-in-Fact



                                    GABELLI INTERNATIONAL LIMITED


                                    By:___________________________
                                       Mario J. Gabelli, Chairman
                                       and Investment Manager
                                       by: James E. McKee
                                           Attorney-in-Fact


                                    GABELLI & COMPANY, INC.


                                    By:_____________________________
                                       James E. McKee
                                       Secretary


                                     MARIO J. GABELLI


                                     By:____________________________
                                        James E. McKee
                                        Attorney-in-Fact

Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:
          The following sets forth as to each of the executive offi-cers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organiza-tion in which such employment is conducted. Unless otherwise speci-fied, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future viola-tions of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief Execu-
                                   tive Officer of The Morgan Group,
                                   Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Stephen G. Bondi              Executive Vice President,
                                   Chief Financial and Admin-
                                   istrative Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary


     * Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation.






GAMCO Investors, Inc.

Directors:

     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Executive Officer
                                   and Chief Investment Officer

     Joseph R. Rindler, Jr.        Chairman

     Douglas R. Jamieson           Executive Vice President

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General Counsel
                                   and Secretary


Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358

     Douglas G. DeVivo             General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022

     Ronald L. Gallatin            Consultant
                                   Gabelli Securities, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     Francine Sommer               Chief Executive Officer of
                                   General Partner of Gabelli
                                   Multimedia Partners, L.P.
                                   One Corporate Center
                                   Rye, NY  10580

     Joseph R. Rindler, Jr.        See above

Officers:

     Gary P. Watson                Executive Vice President,
                                   Chief Financial and Admin-
                                   istrative Officer


     Stephen G. Bondi              Vice President

     James E. McKee                Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Stephen G. Bondi              See above

     Donald C. Jenkins             Director of Research

Officers:

     James G. Webster, III         Chairman

     Stephen G. Bondi              Vice President

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President


Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies


Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Funds, Inc.

     Stephen G. Bondi              See Above-Gabelli Funds, Inc.

     Joseph R. Rindler, Jr.        See above-GAMCO Investors, Inc.

     Michael J. Burns              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

     Douglas Molyneux              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda



Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549


     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               S. Muoio & Co., LLC
                                   655 Third Avenue
                                   New York, NY 10017

     John C. Ferrara               110 Edward Place
                                   Stamford, CT  06905

Officers:

     Mario J. Gabelli              Chairman and Chief Executive Officer

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel





Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201


     Robert E. Dolan               See above Lynch Corporation

     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006
Officers:

     James W. Toman                Controller

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and
                                   Chief Executive Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     James W. Toman                See above-Spinnaker

     Robert P. Wentzel             See above Entoleter

     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880

Officers:

     James W. Toman                Chief Financial Officer
                                   and Secretary

     Robert P. Wentzel             President

     Anthony R. Massaro            Vice President-Manufacturing


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer










Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Jack C. Keen                  See above-Western New Mexico
                                   Telephone Company


     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

Officers:

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller


Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller